UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

Attached hereto and incorporated herein are Skyline Builders Group Holding Limited’s (the “Company”) Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Form of Proxy Card for the Extraordinary General Meeting of Shareholders to be held on January 12, 2026 (the “Meeting”).

Only shareholders of record who hold Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00001 per share, of the Company at the close of business on December 29, 2025 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meeting for the Special General Meeting of Shareholders
99.2	Proxy Statement for the Special General Meeting of Shareholders
99.3	Form of Proxy Card for the Special General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: December 29, 2025	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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